United States
Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934

For the month of

January 2005

Valley of the Rio Doce Company

(Translation of Registrant’s name into English)

Avenida Graça Aranha, No. 26
20005-900 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                                              (Check One) Form 20-F X Form 40-F ___

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

                                              (Check One) Yes       No X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

                                              (Check One) Yes       No X

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                                              (Check One) Yes       No X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82- .)

Press Release
Signatures

Press Release

CVRD announces 2005 capex budget

Rio de Janeiro, January 18, 2005 — Companhia Vale do Rio Doce (CVRD), announces that its Board of Directors has just approved capital expenditure of US$ 3.332 billion in 2005. This budget is for the companies consolidated under US GAAP (generally accepted accounting principles in the USA)1.

Of the total budgeted capex, 22.1% — US$ 736 million — will be allocated to stay-in-business capex, to sustain existing operations, and 77.9% — US$ 2.596 billion — to growth capex, made up of US$ 2.221 billion to be invested in projects and US$ 375 million in research and development.

Last year, CVRD’s capital expenditure was US$ 1.956 billion, of which US$ 1.245 billion was spent on organic growth, US$ 568 million on sustaining existing business, and US$ 143 million on acquisitions. Excluding the amount spent on acquisitions, last year’s capex, of US$ 1.813 billion, was practically equal to the budget of US$ 1.815 billion, announced in January 2004.

Four important projects were concluded in 2004: the Sossego copper mine, the expansion of the iron ore production capacity at Carajás to 70 Mtpa, the Pier III of the Ponta da Madeira Maritime Terminal, and the Candonga hydroelectric power plant. US$ 123 million was spent on buying the concession to explore the coal deposit at Moatize in Mozambique, and US$ 20 million on bauxite mining rights at Pitinga, in the Brazilian state of Amazonas.

A US$ 1.5 billion increase

The capex budgeted for 2005 represents an increase of US$ 1.519 billion — or 83.8% — YoY, excluding acquisitions. The main components and reasons for the increase are: (a) a raise of US$ 168 million in the stay-in-business capex, reflecting the expansion of the Company’s asset base — while average expense per ton produced in each of its operations was maintained constant; (b) intensification of investment in research and development; and (c) an increase, of US$ 1.160 billion, in the amount allocated to projects.

As well as these factors — which reflect CVRD’s continuing construction of platforms for value creation — two other factors contributed to the increase in the capex budget from 2004 to 2005: (i) increases in prices of input materials, specially steel, price of which has increased 126% between December 2003 and December 2004, and (ii) the appreciation of the Real against the US dollar (since a significant proportion of CVRD’s capex is denominated in Brazilian currency).

The seeds of future growth: investments in research and development

Until 2004, our figures for growth capex included, besides the projects, only the investments in mineral exploration, comprising of: (a) discovery of new mining reserves; and (b) appraisal and pre-feasibility studies for projects conceived on the basis of newly-discovered mineral deposits. The concept that we are adopting for the research and development category, as from this year’s (2005) budget, additionally includes: (c) appraisal and pre-feasibility studies of projects developed on the basis of existing assets (brownfield projects), and (d) technical and economic feasibility studies on all mining projects. These items were previously included in stay-in-business capex.

The amount programmed for investments in research and development in 2005, of US$ 375 million, compares with US$ 184 million in 2004, and US$ 99 million in 2003. The figures for mineral exploration in the previous years were US$ 78 million in 2004, and US$ 68 million in 2003. Thus, the effective planned increase in capex on research and development, from 2004 to 2005, is US$ 191 million.

[1]	The main CVRD subsidiaries consolidated under US GAAP are: Caemi, Alunorte, Albras, RDM, RDME, RDMN, Urucum Mineração, Docenave and Ferrovia Centro Atlântica.

Press Release

The Company’s long-term growth is being prepared with the strong increase in the expenditures on research and development.

This involves implementation of a global and multi-commodity mineral exploration program. In 2000, 95% of the capital expenditure went into the discovery of copper, gold and manganese deposits. In 2005, as happened last year, the portfolio of products is much more diversified, including coal, copper and gold, nickel, manganese, potash and platinum group metals.

At the beginning of this decade, all of CVRD’s expenditure on research and development was in Brazil. This year, 36.9% of the planned capital expenditure is scheduled to take place abroad, principally in Mozambique, Argentina, Gabon, Angola, Mongolia, Chile and Peru. CVRD now has mining exploration offices in Argentina, Chile, Peru, Gabon, Angola, South Africa, Mozambique and Mongolia. In 2005, CVRD will be opening mining exploration offices in Venezuela and Australia.

Capital expenditure of US$ 34 million is planned for the Moatize coal project in Mozambique to perform the feasibility study expected to take 24 months. The Company’s estimate on a preliminary basis is to produce about 14 Mtpa of products, involving metallurgical coal, steaming coal and thermal coal, starting in 2009. The total capex planned for the project is approximately US$ 1 billion.

Capital investment of some US$ 10 million will go into the development of a semi-industrial scale plant to process copper using the hydrometallurgical route in 2005. The total capital investment of this plant, with capacity to produce 10,000 tons of copper cathode per year and start up scheduled for the second quarter of 2007, is estimated at US$ 58 million.

In November 2004 CVRD won an international bidding process to research, evaluate and operate a potash deposit on the Colorado River in Argentina’s Neuquén Province. Over the next 24 months CVRD will realize studies to identify and evaluate these reserves. The budgeted capex in 2005 is US$ 7 million.

Also in an international tender, CVRD acquired the mineral rights to bauxite deposits in the Pitinga region in the Brazilian state of Amazonas. The Company is currently carrying out the geological exploration work to define the size of the reserves and the best way to exploit it. Capital expenditure planned for this in 2005 is US$ 1.2 million.

The amount allocated for research and development in ferrous minerals is US$ 74 million. This is mainly for research to identify additional iron ore reserves, and for studies that are necessary for development of already proven reserves. The results of these studies will be the basis for successful future projects to expand our production capacity. Another important component is exploration for manganese ore in Gabon, with an allocation of US$ 13 million.

Investment in projects

The considerable increase in the amount allocated for projects — US$ 1.160 billion — is due to new investments in 2005 (iron ore, pellets, coal, copper and nickel) and also to the fact that projects begun in the recent past are currently reaching their peak spending phase — examples are bauxite and alumina.

Investments in logistics

Over the last four years the three CVRD railroads transported more than 100 billion net ton kilometers of general cargo, mainly steel inputs, as coking coal and pig iron, and products, agricultural products, such as soybeans, building materials, pulp and fuels. General cargo transportation grew at an annual average rate of 11.1% during 2001-2004 against only a 2.0% per year Brazilian GDP growth.

Press Release

CVRD total investment in logistics is planned to reach US$ 760 million in 2005. There will be a strong increase in purchase of railroad equipment to meet demand for both CVRD’s iron ore transport and general cargo for clients of its logistics services: 5,606 wagons and 123 locomotives, with a total estimated value of US$ 559 million. This is US$ 275 million more than the capital expenditure on acquisition of wagons and locomotives in 2004.

The implementation of more effective maintenance programs and the increase in the number of net ton-kilometers (ntk) per horsepower (hp), mainly on the Ferrovia Centro Atlântica (FCA), is allowing the optimization of the existing rolling stock and assures additional demand for railway equipment for general cargo transportation. As a result 864 wagons and 41 locomotives of the total to be ordered in 2005 will be for haulage of general cargo.

The iron ore projects

Five iron ore mining projects are in the process of being added to the Southern System — Brucutu, Fábrica Nova, Itabira, Fazendão and Fábrica — as well as the increase in production capacity at Carajás. When completed, these projects will increase capacity by 76 Mtpa, for capital expenditure totaling US$ 1.169 billion.

The capacity of the pelletizing plant at São Luís will be expanded from 6 to 7 Mtpa.

The Port of Tubarão, in the state of Espírito Santo, is being expanded to increase the speed of handling of iron ore in order to reduce demurrage costs.

Bauxite and alumina: exploring the competitive advantages

CVRD strategic focus on the aluminum production chain is in bauxite, where it holds huge and high quality reserves, and alumina, due to low operational costs and efficient logistics.

Development of the Paragominas bauxite mine will be accelerated in 2005, simultaneously with construction of stages 4 and 5 of the Alunorte alumina refinery, which will augment its capacity by 1.8 million tons per year.

Bauxite from Paragominas, which capacity will reach 4.5 million tons per year in its initial phase, will be transported to the Alunorte plant through the world’s first slurry bauxite ore pipeline, which will be 244 kilometers long — minimizing transportation cost. The total budgeted of the two projects is US$ 935 million, and they are scheduled for start up in 2006.

The entry in the coal industry

As announced in May of last year, CVRD has entered the coal industry through joint ventures with Chinese companies. The 2005 budget includes approximately US$ 102 million for acquisition of a stake in a project to produce metallurgical coke in partnership with Yankuang (US$ 16 million) and for production of anthracite in association with Baosteel and Yongcheng (US$ 86 million), both in China.

Investments in nonferrous minerals: potash, copper and nickel

In 2005, as well as completion of the expansion of the Taquari-Vassouras potash mine, work is scheduled to begin on two other projects: the 118 copper mine and the Vermelho nickel mine, the first CVRD nickel mine, both in Carajás, in the Brazilian state of Pará. At present, technical and economic feasibility studies on these projects are at the conclusion stage — start of implementation will depend on the approval by CVRD’s Board of Directors.

Power generation

CVRD continues to invest in hydroelectric power generation plants — Aimorés, Capim Branco I and II — to supply its operational units. Aimorés is scheduled to start generating power this year — it will be the Company’s fifth hydroelectric power plant. The others are: Igarapava, Funil, Porto

Press Release

Estrela and Candonga. As a result of the investments in power generation, CVRD’s Southern System will be wholly self-sufficient in electricity by the end of 2005.

CVRD’s main projects being executed in 2005

Area	Project	Current		Budgeted	Status
		US$ million
		2004	2005	Total
	Expansion of Carajás iron ore mines to 85Mtpy (Northern System)	57	140	296	This project will add 15 Mtpa to CVRD’s production capacity. Conclusion is scheduled for 2006. Works on the processing plant are in progress. 44% of the project has been completed. Conclusion of works on Phase II of Pier III of the Ponta da Madeira Maritime Terminal — which consists of an additional ship loading system — is scheduled for July 2005.

	Brucutu iron ore mine (Southern System)	39	205	448	Brucutu is expected to produce 6.5 million tons this year. Phase I should be concluded in 2006, bringing its nominal production capacity to 15 Mtpa. Conclusion of Phase II is programmed for 2007 — bringing capacity to 24 Mtpy. 45% of the physical works on Phase I have been completed.

	Fábrica Nova iron ore mine (Southern System)	35	37	106	Conclusion scheduled for the first half of 2005, when production capacity will be 15 Mtpa. Estimated output of Fábrica Nova this year is 9.8 million tons. Works are at conclusion stage; tests of systems have begun.

Ferrous Minerals	Itabira iron ore mines (Southern System)	17	16	75	Modernization of operations and expansion of production capacity of the Itabira mines to 46 Mtpy. Conclusion and start up scheduled for 2006. Mining leveling is in progress and work on the processing plant is planned to start in the 2Q05.

	Fazendão iron ore mine (Southern System)	-	52	100	Project to produce 14 million tons of ROM (unprocessed ore) of iron ore per year. Work scheduled to start in second quarter 2005, with completion and start up in 2006.

	Fábrica iron ore mine (Southern System)	-	38	144	Expansion of production capacity by 5 million tons, from 12 to 17 Mtpy. Start up early 2007.

	Expansion of Port of Tubarão (Southern System)	9	22	65	Expansion of conveyor belt system and loading machinery, and construction of new stockyards, to make handling more flexible and thus reduce demurrage costs in at least 75% at Tubarão. Works 50% completed — conclusion scheduled for 2006.

	Expansion of São Luis pelletizing plant (Northern System)	-	18	18	Expansion of the plant’s capacity to 7 Mtpa, with start up scheduled for second half 2005.

Area	Project	Current		Budgeted	Status
		US$ million
		2004	2005	Total
	Anthracite	-	86	86	Acquisition of 25% of the Chinese anthracite producer Henan Longyu Energy Resources Ltd., in partnership with Yoncheng and Baosteel. In 2005 this mine will produce 1.7 million tons of high quality anthracite.

Coal	Metallurgical coke	10	16	26	Acquisition of 25% stake, in joint venture with Shandong Yankuang International Coking Ltd - a Chinese coal producer - in a project to produce metallurgical coke. Estimated production capacity is 2 Mtpa of coke and 200,000 tpy of methanol. Work began in 2004, with investment of US$10 million. The rest will be invested in 2005, with start up planned for 2006.

	Expansion of the Taquari-Vassouras potash mine	29	9	78	Project to expand nominal production capacity of potash from 600,000 to 850,000 tpy. Works 90% completed; start up planned for second half 2005.

Non-ferrous Minerals	118 copper mine	6	32	218	Project to produce 36,000 tons of copper cathodes, with start up in 2007. Work begins in second quarter of 2005.

	Vermelho nickel mine	-	34	875	Project to produce 45,000 tons of nickel cathode, and 2,000 tons of cobalt, per year. Start up planned for second half 2007.

	Alunorte: stages 4 and 5 — alumina	187	306	583	Construction of stages 4 and 5 will increase the alumina refinery’s production capacity to 4.2 Mtpy. Completion scheduled for 2006. Approximately 53% of construction work completed.

Aluminum	Paragominas I bauxite mine	29	154	352	The mine is expected to produce 4.5 Mtpy of bauxite starting at the end of 2006. The tubes have been bought for the construction of the 244-km ore pipeline to transport Paragominas’s bauxite to the alumina refinery in Barcarena, in the state of Pará, and construction work on the pipeline is programmed to start in June 2005. Approximately 8% of total works completed.

Logistics	EFVM, EFC, FCA: acquisition of locomotives and wagons	284	559	559	Purchase of 123 locomotives and 5,606 wagons (864 for general cargo and 4,742 for iron ore) in 2005. Of the locomotives, 82 will be used for iron ore and 41 for general cargo.

Power Generation	Aimorés hydroelectric power plant	27	12	144	Power plant on the Doce River, in the state of Minas Gerais, with 330MW generation capacity and start up scheduled for 3Q05. 95% of works completed. CVRD has 51.0% stake in the project.

	Capim Branco I and II hydroelectric power plants	45	73	181	These two plants, with 240MW and 210MW generation capacity respectively, are both located on the Araguari River, in the state of Minas Gerais, and both scheduled for start up in 2006. At Capim Branco I, 46% of the works are complete, and at Capim Branco II, 21%. CVRD has 48.4% stake in both projects.

Press Release

Total capex by business area

US$ million
	2004		Budgeted 2005
Ferrous minerals	636	32.5%	1,266	38.0%

Non-ferrous minerals	302	15.4%	303	9.1%

Logistics	484	24.7%	760	22.8%

Aluminum	244	12.5%	537	16.1%

Coal	133	6.8%	136	4.1%

Power generation	79	4.1%	109	3.3%

Others	77	4.0%	221	6.6%

Total	1,956	100.0%	3,332	100.0%

The strategic context

Alignment to strategic guidelines

The investment program being announced today is consistent with the Company’s strategy of growth and value creation. It reflects the priority given to organic growth as a lever for value generation, and contains projects with high expected rates of return — selection of which is in line with CVRD’s rigorous standard of discipline in capital allocation, which it has preserved over a considerable time.

Consistent obedience to these principles has resulted continuously in returns on invested capital much higher than the cost of capital, and this has been recognized by investors all over the world in the increase of the Company’s share price. As a consequence, between 2001 and 2004 CVRD ascended, in terms of market capitalization, from the seventh to the fourth place in the global ranking of metals and mining companies, and has consolidated its position as the largest company of the industry in the Americas. In this period, CVRD market capitalization has risen from US$ 8.7 billion to US$ 31.9 billion.

The strategy aims for two means of maximizing creation of value in the context of organic growth: (i) acceleration of brownfield projects, using the considerable synergy between world-class assets and existing logistics infrastructure and plants — as in the Carajás iron ore operation; and (ii) gains of efficiency in developing greenfield projects, such as the Paragominas, 118 and Vermelho mines.

Measures taken to improve high performance even during future down cycles for metals and mining industry include, mainly, three pillars: maintenance of the Company’s assets, mining and logistic operation and investment execution. The plan comprises initiatives that aim at production increase, associated to operating cost reduction, through projects driven to efficiency gains. One example is the acceleration of waste removal, optimizing future mine production.

Preserving a healthy balance sheet

The total planned 2005 capex of US$ 3.332 billion is coherent with the preservation of a healthy balance sheet, and maintenance of a dividend policy that satisfies stockholders’ aspirations.

Over the period 2001 to 2004, CVRD invested US$ 6.380 billion, and distributed dividends of US$ 3.124 billion, while achieving notable improvements in financial leverage and interest coverage indicators: total debt/Ebitda was reduced from 2.05x in December 2001 to 1.34x in September 2004, while in this period Ebitda/financial expenses increased from 7.58x to 13.0x. This reflects CVRD’s strong cash flow, and good financial management, with emphasis on a debt portfolio of lower risk — which has brought the twin benefits of improvement in its classification by rating agencies, and lower cost of capital.

Press Release

The social benefits

Implementation of an investment plan of the quality, and on the scale, that CVRD is announcing today, will have a very positive impact on creation of employment and income in Brazil, as well as building new platforms for exports — providing evidence of the Company’s commitment to economic and social development.

For further information, contact:
Roberto Castello Branco: roberto.castello.branco@cvrd.com.br +55-21-3814-4540
Barbara Geluda: barbara.geluda@cvrd.com.br +55-21-3814-4557
Daniela Tinoco: daniela.tinoco@cvrd.com.br +55-21-3814-4946
Eduardo Mello Franco: eduardo.mello.franco@cvrd.com.br +55-21-3814-9849
Rafael Azevedo: rafael.azevedo@cvrd.com.br +55-21-3814-4700

This press release may contain statements that express management’s expectations about future events or results rather than historical facts. These forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those projected in forward-looking statements, and CVRD cannot give assurance that such statements will prove correct. These risks and uncertainties include factors: relating to the Brazilian economy and securities markets, which exhibit volatility and can be adversely affected by developments in other countries; relating to the iron ore business and its dependence on the global steel industry, which is cyclical in nature; and relating to the highly competitive industries in which CVRD operates. For additional information on factors that could cause CVRD’s actual results to differ from expectations reflected in forward-looking statements, please see CVRD’s reports filed with the Brazilian Comissão de Valores Mobiliários and the U.S. Securities and Exchange Commission.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA VALE DO RIO DOCE (Registrant)
Date: January 20, 2005	By:	/s/ Fabio de Oliveira Barbosa
Fabio de Oliveira Barbosa
Chief Financial Officer